UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported): June 22, 2021

County Bancorp, Inc.

(Exact name of registrant as specified in its charter)

Wisconsin	001-36808	39-1850431
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

2400 South 44th Street

Manitowoc, WI 54221

(Address of principal executive offices) (Zip Code)

Registrant’s telephone number, including area code: (920) 686-9998

N/A

(Former name or former address, if changed since last report.)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common stock, $0.01 par value	ICBK	Nasdaq Global Market

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b–2 of the Securities Exchange Act of 1934 (§ 240.12b–2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01	Entry into a Material Definitive Agreement

County Bancorp, Inc. (“County”) and Nicolet Bankshares, Inc. (“Nicolet”) entered into an Agreement and Plan of Merger, dated June 22, 2021 (the “Merger Agreement”), pursuant to which County will merge with and into Nicolet (the “Merger”). Following the Merger, Investors Community Bank, the wholly-owned bank subsidiary of County (the “Bank”), will merge with and into Nicolet National Bank, Nicolet’s wholly-owned bank subsidiary, with Nicolet National Bank continuing as the surviving bank, with all bank branches operating under the Nicolet National Bank brand.

Nicolet and County have agreed to prepare and file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4, which will include a proxy statement/prospectus to be mailed to both County and Nicolet shareholders. As soon as practicable following effectiveness of the registration statement on Form S-4, County and Nicolet will each call a special shareholder meeting to approve the Merger Agreement.

Merger Consideration: Pursuant to the terms and subject to the conditions set forth in the Merger Agreement, at the effective time of the Merger, County shareholders shall receive for each share of County common stock, at the election of the shareholder, either 0.48 shares of Nicolet common stock or $37.18 in cash, subject to customary proration procedures so that the total consideration will consist of approximately 80% stock and 20% cash.

Closing Conditions: Consummation of the Merger is subject to certain customary closing conditions, including without limitation, (i) approval of the Merger Agreement by County and Nicolet shareholders, (ii) the receipt of all requisite regulatory approvals, and (iii) receipt of a tax opinion of Nicolet’s counsel that the Merger will qualify as a tax-free reorganization.

Representations, Warranties and Covenants: The Merger Agreement includes detailed representations, warranties and covenant provisions that are customary for transactions of this type.

The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, a copy of which is attached hereto as Exhibit 2.1 and is incorporated herein by reference.

The representations and warranties set forth in the Merger Agreement have been made solely for the benefit of the parties to the Merger Agreement. In addition, such representations and warranties: (i) have been made only for the purpose of the Merger Agreement; (ii) have been qualified by the disclosures made to the other party in connection with the Merger Agreement; (iii) are subject to materiality qualifications contained in the Merger Agreement, which may differ from what may be viewed as material by investors; and (iv) have been included in the Merger Agreement for the purpose of allocating risk between the contracting parties and not for the purpose of establishing such matters as facts. Based upon the foregoing reasons, you should not rely on the representations and warranties as statements of factual information. Investors should read the Merger Agreement together with the other information concerning Nicolet and County that is in reports and statements filed with the SEC.

Item 8.01	Other Events.

On June 22, 2021, County and Nicolet issued a joint press release announcing that the companies have entered into the Merger Agreement, pursuant to which County will merge with and into Nicolet. A copy of the joint press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

The Merger has been approved by the board of directors of both companies. It is subject to shareholder approval of each company, regulatory approvals and other customary closing conditions. The Merger is expected to close in the fourth quarter of 2021. Upon consummation of the transaction, the Bank’s existing branch at 960 Hansen Road, Green Bay, WI is expected to close and consolidate with continued service out of the legacy Nicolet National Bank branch at 2363 Holmgren Way, Green Bay, WI. All other branch offices of the Bank are expected to open as Nicolet National Bank branches.

Important Information and Where to Find It

This report relates to the proposed merger transaction involving Nicolet and County. In connection with the proposed merger, Nicolet and County will file a joint proxy statement/prospectus on Form S-4 and other relevant documents concerning the merger with the Securities and Exchange Commission (the “SEC”). BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER DOCUMENTS TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED MERGER OR INCORPORATED BY REFERENCE IN THE JOINT PROXY STATEMENT/PROSPECTUS BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT NICOLET, COUNTY AND THE PROPOSED MERGER. When available, the joint proxy statement/prospectus will be delivered to shareholders of Nicolet and County. Investors may obtain copies of the joint proxy statement/prospectus and other relevant documents (as they become available) free of charge at the SEC’s website (www.sec.gov). Copies of the documents filed with the SEC by Nicolet will be available free of charge on Nicolet’s website at www.nicoletbank.com. Copies of the documents filed with the SEC by County will be available free of charge on County’s website at Investors.ICBK.com/documents.

Nicolet, County and certain of their directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from the shareholders of Nicolet and the shareholders of County in connection with the proposed merger. Information about the directors and executive officers of Nicolet and County will be included in the joint proxy statement/prospectus for the proposed transaction filed with the SEC. Information about the directors and executive officers of Nicolet is also included in the proxy statement for its 2021 annual meeting of shareholders, which was filed with the SEC on March 2, 2021. Information about the directors and executive officers of County is also included in the proxy statement for its 2021 annual meeting of shareholders, which was filed with the SEC on April 5, 2021. Additional information regarding the interests of such participants and other persons who may be deemed participants in the transaction will be included in the joint proxy statement/prospectus and the other relevant documents filed with the SEC when they become available.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Forward Looking Statements “Safe Harbor” Statement Under the Private Securities Litigation Reform Act of 1995.

Certain statements contained in this report, which are not statements of historical fact, constitute forward-looking statements within the meaning of the federal securities law. Such statements include, but are not limited to, certain plans, expectations, goals, projections and benefits relating to the proposed merger between Nicolet and County, as well as expectations regarding Nicolet’s proposed acquisition of Mackinac Financial Corporation (“Mackinac”), all of which are subject to numerous assumptions, risks and uncertainties. Words or phrases such as “anticipate,” “believe,” “aim,” “can,” “conclude,” “continue,” “could,” “estimate,” “expect,” “foresee,” “goal,” “intend,” “may,” “might,” “outlook,” “possible,” “plan,” “predict,” “project,” “potential,” “seek,” “should,” “target,” “will,” “will likely,” “would,” or the negative of these terms or other comparable terminology, as well as similar expressions, are intended to identify forward-looking statements but are not the exclusive means of identifying such statements.

Forward-looking statements are not historical facts but instead express only management’s beliefs regarding future results or events, many of which, by their nature, are inherently uncertain and outside of management’s control. It is possible that actual results and outcomes may differ, possibly materially, from the anticipated results or outcomes indicated in these forward-looking statements. In addition to factors disclosed in reports filed by Nicolet and County with the SEC, risks and uncertainties for Nicolet, County and the combined company that may cause actual results or outcomes to differ materially from those anticipated include, but are not limited to: (1) the possibility that any of the anticipated benefits of the proposed merger will not be realized or will not be realized within the expected time period; (2) the risk that integration of County’s operations with those of Nicolet will be materially delayed or will be more costly or difficult than expected; (3) the parties’ inability to meet expectations regarding the timing of the proposed merger; (4) changes to tax legislation and their potential effects on the accounting for the merger; (5) the inability to complete the proposed merger due to the failure of Nicolet’s or County’s shareholders to adopt the Merger Agreement; (6) the failure to satisfy other conditions to completion of the proposed merger, including receipt of required regulatory and other approvals; (7) the failure of the proposed merger to close for any other reason; (8) diversion of management’s attention from ongoing business operations and opportunities due to the proposed merger; (9) the challenges of integrating and retaining key employees; (10) the effect of the announcement of the proposed merger on Nicolet’s, County’s or the combined company’s respective customer and employee relationships and operating results; (11) the possibility that the proposed merger may be more expensive to complete than anticipated, including as a result of unexpected factors or events; (12) dilution caused by Nicolet’s issuance of additional shares of Nicolet common stock in connection with the merger; (13) risks and uncertainties relating to Nicolet’s proposed acquisition of Mackinac, including but not limited to the failure of the proposed acquisition to close for any reason and risks and uncertainties relating to the Mackinac’s business, the combined business of Mackinac and Nicolet, and the combined businesses of Nicolet, County and Mackinac; (14) the magnitude and duration of the COVID-19 pandemic and its impact on the global economy and financial market conditions and the business, results of operations and financial condition of Nicolet, County and the combined company; (15) changes in consumer demand for financial services; and (16) general competitive, economic, political and market conditions and fluctuations. Please refer to each of Nicolet’s, County’s and Mackinac’s Annual Report on Form 10-K for the year ended December 31, 2020, as well as their other filings with the SEC, for a more detailed discussion of risks, uncertainties and factors that could cause actual results to differ from those discussed in the forward-looking statements.

All forward-looking statements included in this report are made as of the date hereof and are based on information available to management at that time. Except as required by law, neither Nicolet nor County assumes any obligation to update any forward-looking statement to reflect events or circumstances that occur after the date the forward-looking statements were made.

Investor Relations & Media Contacts:

County:

Tim Schneider – President & Co-Founder

Phone: 920.686.5604

Email: tschneider@icbk.com

Laura Wiegert – SVP, Marketing & Corporate Communications

Phone: 920.973.1080

Email: lwiegert@icbk.com

Nicolet:

Mike Daniels – President & CEO

Jeff Gahnz – VP, Marketing & Public Relations

Phone: 920.430.1400

Email: mdaniels@nicoletbank.com or jgahnz@nicoletbank.com

Item 9.01	Financial Statements and Exhibits.

Exhibit Number	Description

2.1	Agreement and Plan of Merger between Nicolet Bankshares, Inc. and County Bancorp, Inc. dated June 22, 2021

99.1	Joint Press Release of Nicolet Bankshares, Inc. and County Bancorp, Inc. dated June 22, 2021

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 22, 2021	COUNTY BANCORP, INC.

	By:	/s/ Mark A. Miller
	Name:	Mark A. Miller
	Title:	Secretary